                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       Aetna Real Estate Associates, L.P.

------------------------------------------------------------------------------
                                (Name of Issuer)

                      Limited Partnership Depositary Units

-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None

-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter R. Pancione, Esq.
                         Gipson Hoffman & Pancione, P.C.
           1901 Avenue of the Stars, Suite 1100, Los Angeles, CA 90067
                            Telephone: (310) 556-4660
                            Facsimile: (310) 556-8945

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 27, 1999

------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 13 Pages

                                  SCHEDULE 13D

CUSIP No.         None                                      Page 2 of 13 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

            Oak Investors, LLC

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a ) /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      00
-------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
   NUMBER OF                7     SOLE VOTING POWER
    SHARES                        638,516
 BENEFICIALLY
   OWNED BY                 8     SHARED VOTING POWER
     EACH                          654,321
   REPORTING
    PERSON                  9     SOLE DISPOSITIVE POWER
     WITH                          638,516

                            10    SHARED DISPOSITIVE POWER
                                   654,321
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            654,321

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.14

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
            00

                                  SCHEDULE 13D

CUSIP No.         None                                       Page 3 of 13 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

            Arlen Capital, LLC

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      00
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            California

-------------------------------------------------------------------------------

  NUMBER OF                 7     SOLE VOTING POWER
   SHARES                         -0-
 BENEFICIALLY
  OWNED BY                  8     SHARED VOTING POWER
    EACH                          654,321
  REPORTING
   PERSON                   9     SOLE DISPOSITIVE POWER
    WITH                          -0-

                            10    SHARED DISPOSITIVE POWER
                                  654,321

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            654,321

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.14

-------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON* 00

                                  SCHEDULE 13D

CUSIP No.         None                                      Page 4 of 13 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

            PTG Holdings, Inc.

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a ) /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      00

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                             / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

-------------------------------------------------------------------------------
    NUMBER OF               7     SOLE VOTING POWER
     SHARES                       -0-
  BENEFICIALLY
    OWNED BY                8     SHARED VOTING POWER
      EACH                        -0-
    REPORTING
     PERSON                  9    SOLE DISPOSITIVE POWER
      WITH                        -0-

                            10    SHARED DISPOSITIVE POWER
                                  638,516
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            638,516

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.02%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            CO

                                  SCHEDULE 13D

CUSIP No.         None                                      Page 5 of 13 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

            Arlen Capital, LLC Profit Sharing Plan

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                             / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            California

-------------------------------------------------------------------------------
     NUMBER OF               7     SOLE VOTING POWER
      SHARES                     3,847
   BENEFICIALLY
     OWNED BY                8     SHARED VOTING POWER
       EACH                         654,321
     REPORTING
      PERSON                 9     SOLE DISPOSITIVE POWER
       WITH                         3,847

                             10    SHARED DISPOSITIVE POWER
                                  654,321

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            654,321

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.14%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            EP

                                  SCHEDULE 13D

CUSIP No.         None                                      Page 6 of 13 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

            Don and Barbara Augustine Family Trust

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                      (b) / /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            California

-------------------------------------------------------------------------------
    NUMBER OF               7     SOLE VOTING POWER
     SHARES                       6,930
  BENEFICIALLY
    OWNED BY                8     SHARED VOTING POWER
      EACH                         654,321
    REPORTING
     PERSON                 9     SOLE DISPOSITIVE POWER
      WITH                         6,930

                           10     SHARED DISPOSITIVE POWER
                                  654,321
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            654,321

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.14%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
            00

                                  SCHEDULE 13D

CUSIP No.         None                                      Page 7 of 13 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

            Dimension Investments, Ltd.

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                      (b) / /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Utah

-------------------------------------------------------------------------------
     NUMBER OF                7     SOLE VOTING POWER
      SHARES                        5,028
   BENEFICIALLY
     OWNED BY                 8     SHARED VOTING POWER
       EACH                         654,321
     REPORTING
      PERSON                  9     SOLE DISPOSITIVE POWER
       WITH                         5,028

                             10     SHARED DISPOSITIVE POWER
                                    654,321
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            654,321

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.14%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            PN

                                  SCHEDULE 13D

CUSIP No.         None                                      Page 8 of 13 Pages

------------------------------------------------------------------------------
ITEM 1.     SECURITY AND ISSUER

            The title and class of securities are Limited Partnership Depositary Units ("Units") of Aetna Real Estate Associates, L.P. ("Aetna"). Aetna's principal executive offices are located at 242 Turnbull Street, Hartford, Connecticut 06102.

            The last known filing pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is Aetna's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1999. Based on such Report, the undersigned believe there are 12,724,547 outstanding Units. The Units are not presently traded on any national securities exchange.

ITEM 2.     IDENTITY AND BACKGROUND

   1)  a) Name:  Oak Investors, LLC, a Delaware limited liability company
          ("Oak")
       b) Business address: 1650 Hotel Circle North, Suite 200, San Diego, California 92108
       c) Principal business:  Investments
       d) Criminal proceedings: none
       e) Civil proceedings: none

   2) a) Name: Arlen Capital, LLC, a California limited liability company ("Arlen")
       b) Business address: 1650 Hotel Circle North, Suite 200, San Diego, California 92108
       c) Principal business:  Investments (the Manager of Oak)
       d) Criminal proceedings:  none
       e) Civil proceedings:   none

   3)  a) Name:  Don Augustine ("DA")
       b) Business address: 1650 Hotel Circle North, Suite 200, San Diego, California 92108
       c) Principal occupation: Manager of Arlen, whose principal business and address are set forth in paragraph 2) above and incorporated herein by this reference.
       d) Criminal proceedings:  none
       e) Civil proceedings:   none
       f) Citizenship:  U.S.

   4)  a) Name:  Lynn T. Wells ("LTW")
       b) Business address: 1650 Hotel Circle North, Suite 200, San Diego, California 92108
       c) Principal occupation: Manager of Arlen, whose principal business and address are set forth in paragraph 2) above and incorporated herein by this reference.
       d) Criminal proceedings:  none
       e) Civil proceedings:   none
       f) Citizenship:  U.S.

   5)  a) Name: PTG Holdings, Inc., a Delaware corporation ("PTG")
       b) Business address: 11 Madison Avenue, New York, New York 10010-3629
       c) Principal business: Investments
       d) Criminal proceedings: none
       e) Civil proceedings: none

      Attached hereto as Schedule A and incorporated herein by this reference, is the requisite information for PTG Holdings, Inc. and its parent organization.

                                  SCHEDULE 13D

CUSIP No.         None                                      Page 9 of 13 Pages

  6)    a) Name:  Arlen Capital, LLC Pension Sharing Plan ("PSP")
        b) Business address: 1650 Hotel Circle North, Suite 200, San Diego, California 92108
        c) Principal business:  Profit Sharing Plan of Arlen
        d) Criminal proceedings:  none
        e) Civil proceedings:   none

  7)    a) Name:  Don and Barbara Family Trust (the "Trust")
        b) Business address: 1650 Hotel Circle North, Suite 200, San Diego, California 92108
        c) Principal business:  Family Trust
        d) Criminal proceedings:  none
        e) Civil proceedings:   none

  8)    a) Name:  Dimension Investments, Ltd. ("DIL")
        b) Business address: 1650 Hotel Circle North, Suite 200, San Diego, California 92108
        c) Principal business:  Family Limited Partnership
        d) Criminal proceedings:  none
        e) Civil proceedings:   none

                                  SCHEDULE 13D

CUSIP No.         None                                      Page 10 of 13 Pages

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On June 12, 1996, Cedar Partners, LP, an affiliate of Arlen, purchased 104 Units through the Chicago Partnership Board for $941.20 using its working capital. On August 17, 1998 Oak purchased 104 Units for $1300 from Cedar.

      On or about June 24, 1998 Arlen, as part of a settlement of a dispute with Madison Partnership Liquidity Investors VI, LLC and others (collectively "Madison"), purchased from Madison 17,805 Units at $10.25 per Unit. Arlen used its working capital to acquire such Units. Arlen, as a distribution to its Members, transferred 8,903 Units to the Trust and 8,902 Units to DIL. The Trust transferred 1,973 Units to PSP and DIL transferred 1,120 Units to PSP for $11.50 per Unit. DIL subsequently disposed of 2,000 Units.

      Between November 1, 1998 and May 12, 1999 Oak, using funds borrowed from Credit Suisse First Boston Mortgage Capital, LLC, a Delaware limited liability company ("CS"), in four separate tender offers, purchased 480,684 Units at a price of $12.50 per Unit.

      On September 27, 1999 Oak, using funds borrowed from CS, purchased 157,728 Units, in a negotiated transaction, for $11.74 per Unit.

      CS has loaned Oak an aggregate of $7,550,000 which, together with Oak's working capital, has been used to purchase the Units as described above.

      CS loaned the funds to Oak pursuant to two Promissory Notes, dated June 8, 1998 as amended November 16, 1998 and December 28, 1999, and November 16, 1998 as amended December 28, 1999 (collectively the "Notes"), which are due and payable on April 30, 2001. Interest on the Notes are payable at the rate of 10% per annum (the "Loan Rate"), payable monthly out of Net Revenues (as defined in the Notes); provided however, that if Net Revenues are not sufficient to pay the Loan Rate ("Monthly Shortfall"), such Monthly Shortfall shall be aggregated with any Monthly Shortfall from prior months, and such Monthly Shortfall shall bear interest at the Loan Rate, compounded monthly. In addition, Oak is required to pay to CS monthly after the Loan Rate, Monthly Shortfall and interest thereon have been paid (a) any Net Revenues remaining, which will reduce the principal sum of the Notes and (b) as additional interest, the Applicable Percentage (as hereafter defined) of the Net Revenues remaining after payment of the monthly interest and reduction of principal. Applicable Percentage means 75%, until the internal rate of return (i.e. the rate per annum at which all payments due CS through the determination date must be discounted to cause the present value of such payments as of the date of the Note to equal the amount of monies advanced to Oak under the Note or from any source by CS or its affiliates) equals 25%; and thereafter 50%. The Notes are secured by a Pledge and Security Agreement and is guaranteed by Arlen. Please refer to the Notes which are attached as Exhibit A hereto and to which is incorporated herein by this reference.

ITEM 4.     PURPOSE OF TRANSACTION

             The purpose of the transactions was to purchase Units as an investment. However since its purchase of Units, Oak has advised the General Partner of Aetna of its dissatisfaction with Aetna's lack of action in selling its properties. As a result of Aetna's failure to sell its properties, Oak may seek to remove the General Partner of Aetna and may seek to appoint a liquidating agent to conduct a sale of Aetna's properties and to liquidate and dissolve Aetna.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      1) a) Oak holds 638,516 Units of Oak, which represents approximately 5.02% of the believed 12,724,547 Units outstanding.

            b) Oak, through its Manager, Arlen, has the sole power to vote 638,516 Units and dispose of 638,516 Units. Oak, through its Manager Arlen, PTG, the Trust, DIL, PTG and Arlen have the shared power to dispose of the 654,321 Units.

                                  SCHEDULE 13D

CUSIP No.         None                                     Page 11 of 13 Pages

            c) On September 27, 1999 Oak purchased 157,728 Units for $11.74 per Unit, in a negotiated transaction, from Marshall ILS Aetna Real Estate. The transaction was effected by telephone, facsimile, U.S. Mail and the wiring of funds to Marshall ILS Aetna Real Estate c/o The Bank of New York.

            d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of the Units, except as indicated above.

            e) Not Applicable.

      2) a) Arlen, as a Member of and the Manager of Oak indirectly holds 638,516 Units of Aetna which represents approximately 5.02% of the believed 12,724,547 Units outstanding.

            b) Arlen, as the manager of Oak and Oak have the shared power to vote 638,516 Units. Oak through its Manager Arlen, PTG, the Trust, DIL, PSP and Arlen have the shared power to dispose of the 654,321Units.

            c) Please refer to 5.1)(c) above which is incorporated herein by this reference.

            d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of the Units, except as indicated above.

            e) Not applicable.

      3) a) PTG, as a Member of Oak indirectly holds 638,516 Units of Aetna which represents approximately 5.02% of the believed 12,724,547 Units outstanding.

            b) PTG does not have any power to vote the 638,516 Units. Oak, through its Manager Arlen, PTG and Arlen have the shared power to dispose of the 638,516 Units Oak holds.

            c) Please refer to 5.1)(c) above which is incorporated herein by this reference.

            d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of the Units, except as indicated above.

            e) Not applicable.

      4) a) The Trust holds 6,930 Units of Aetna which represents approximately 0.05% of the believed 12,724, 547 Units outstanding.

            b) The Trust has the sole power to vote and to dispose of 6,930 Units. The Trust, Oak, Arlen, PSP and DIL have the shared power to vote 654,321 Units and the Trust, Oak, Arlen, PTG PSP and DIL have the shared power to dispose of 654,321 Units.

            c) Please refer to 5.1)(c) above which is incorporated herein by this reference.

            d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of the Units, except as indicated above.

            e) Not applicable.

      5) a) DIL holds 5,028 Units of Aetna which represents approximately 0.04% of the believed 12,724,547 Units outstanding.

                                  SCHEDULE 13D

CUSIP No.         None                                     Page 12 of 13 Pages

            b) DIL has the sole power to vote and to dispose of 5,028 Units. DIL, Oak, Arlen, PSP and the Trust have the shared power to vote 654,321 Units and DIL, Oak, Arlen, PTG, PSP and the Trust have the shared power to dispose of 654,321 Units.

            c) Please refer to 5.1)(c) above which is incorporated herein by this reference.

            d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of the Units, except as indicated above.

            e) Not applicable.

      6) a) PSP holds 3,847 Units of Aetna which represents approximately 0.03% of the believed 12,724,547 Units outstanding.

            b) PSP has the sole power to vote and to dispose of 3,847 Units and DIL, Oak, Arlen, PTG and the Trust have the shared power to dispose of 654,321 Units.

            c) Please refer to 5.1)(c) above which is incorporated herein by this reference.

            d) No other person is known to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of the Units, except as indicated above.

            e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Promissory Notes dated June 8, 1999 as amended November 16, 1998 and December 28, 1999, and November 16, 1998 as amended December 28, 1999 between Oak and Credit Suisse First Boston Mortgage Capital LLC.

            Exhibit B - Agreement to File Single Statement.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of all the parties identified in Item 2 above.

      Dated:   January 6, 2000          OAK INVESTORS, LLC
                                        a Delaware limited liability company

                                        By its Manager
                                        Arlen Capital, LLC
                                        a California limited liability company

                                        By:  /s/Don Augustine
                                             ---------------------------------
                                              Don Augustine, Manager

                                  SCHEDULE 13D

CUSIP No.         None                                     Page 13 of 13 Pages


                                        ARLEN CAPITAL, LLC
                                        a California limited liability company

                                        By its Manager, Don Augustine

                                        By:     /s/Don Augustine
                                             ----------------------------------
                                             Don Augustine, Manager

                                        PTG HOLDINGS, INC.
                                        a Delaware corporation

                                        By:       /s/David J. Loo
                                               -------------------------------
                                                David J. Loo, Vice President

                                        ARLEN CAPITAL, LLC PROFIT SHARING PLAN

                                        By:      /s/Don Augustine
                                             ----------------------------------
                                             Don Augustine, Trustee

                                        DON AND BARBARA AUGUSTINE FAMILY TRUST

                                        By:       /s/Don Augustine
                                              ---------------------------------
                                              Don Augustine, Trustee

                                        DIMENSION INVESTMENTS, LTD.
                                        a Utah limited partnership

                                        By:       /s/Lynn T. Wells
                                            ----------------------------------
                                            Lynn T. Wells, General Manager

                                   SCHEDULE A

          Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended, the requisite information for each director and executive officer of PTG Holdings, Inc. ("PTG") is set forth below:

a)    Name and Title:  Stewart W. Dauman, Director and Chairman
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Managing Director, Credit Suisse First Boston
            Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  William S. Pitofsky, Director
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Managing Director, Credit Suisse First Boston
            Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Edward Santoro, Director and Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Managing Director, Credit Suisse First Boston
            Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  William Adamski, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Managing Director, Credit Suisse First Boston
            Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Dean Benjamin, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation: Director, Credit Suisse First Boston Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Trevor Bond, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Director, Credit Suisse First Boston
               Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Mark Finerman, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Managing Director, Credit Suisse First Boston
            Corporation

d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  David Loo, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation: Director, Credit Suisse First Boston Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Richard Ortiz, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation: Vice President, Credit Suisse First Boston
      Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Karen Zimmerman, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:    Managing Director, Credit Suisse First Boston
            Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Lori M. Russo, Secretary
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c) Principal occupation: Vice President and Secretary, Credit Suisse First Boston Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Thomas Zingalli, Controller
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Director, Credit Suisse First Boston Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

         Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended, the requisite information for each director and executive officer of Commercial Mortgage Holding, Inc. ("Commercial Mortgage Holding"), the parent of PTG, is set forth below:

a)    Name and Title:  Jeremy Marshall, Director
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation: Managing Director, Credit Suisse First Boston
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Lori M. Russo, Secretary
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629

c) Principal occupation: Vice President and Secretary, Credit Suisse First Boston Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title: Edward Santoro, Director
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Managing Director, Credit Suisse First Boston
            Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Lewis H. Wirshba, Director
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation: Managing Director and Treasurer, Credit Suisse First
            Boston Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Gregory W. Burnes, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Director, Credit Suisse First Boston Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Salvatore Favia, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Director, Credit Suisse First Boston Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  David Loo, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation: Director, Credit Suisse First Boston Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  Peter J. Murray, Vice President
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation: Director, Credit Suisse First Boston Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  David Fisher, Controller
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c) Principal occupation: Chief Financial Officer, Credit Suisse First Boston Corporation
d)    Criminal proceedings:  none

e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name and Title:  William S. Pitofsky, Director
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Managing Director, Credit Suisse First Boston
            Corporation
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

       Pursuant to Instruction C to Schedule 13D of the Securities Exchange
Act of 1934, as amended, and to the extent that each of PTG and Commercial Mortgage Holding constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit"), the requisite information for each Executive Board Member of the CSFB business unit is set forth below:

a)    Name: Allen D. Wheat
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c) Principal occupation: Chief Executive Officer, Chairman of the Executive Board of Credit Suisse First Boston and member of the Executive Board, Credit Suisse Group
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name: Brady W. Dougan
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation: Managing Director, Credit Suisse First Boston
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name: Christopher A. Goekjian
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Managing Director, Credit Suisse First Boston
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name: Stephen A.M. Hester
b)    Business address: 11 Madison Avenue, New York, NY 10010-3629
c) Principal occupation: Managing Director and Chief Financial Officer, Credit Suisse First Boston
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.K.

a)    Name: Marc Hotimsky
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation:  Managing Director, Credit Suisse First Boston
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name: Joseph T. McLaughlin
b)    Business address: 11 Madison Avenue, New York, NY 10010-3629

c) Principal occupation: Managing Director and Executive Vice President, Legal & Regulatory Affairs, Credit Suisse First Boston
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name: David C. Mulford
b)    Business address: One Cabot Square, London, E14 40J U.K.
c)    Principal occupation: Chairman International, Credit Suisse First Boston
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.K.

a)    Name: John Nelson
b)    Business address:  One Cabot Square, London, E14 40J U.K.
c)    Principal occupation: Chairman Europe, Credit Suisse First Boston
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name: Richard E. Thornburgh
b)    Business address:  11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation: Vice Chairman, Credit Suisse First Boston
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name: Charles G. Ward III
b)    Business address: 11 Madison Avenue, New York, NY 10010-3629
c)    Principal occupation: Managing Director, Head of Corporate and Investment
            Banking, Credit Suisse First Boston
d)    Criminal proceedings:  none
e)    Civil proceedings:  none
f)    Citizenship:  U.S.

a)    Name: Stephen Stonefield
b)    Business address: One Exchange Square, Hong Kong
c)    Principal occupation: Chairman, Asia/Pacific, Credit Suisse First Boston
d)    Criminal proceedings: none
e)    Civil proceedings: none
f)    Citizenship: U.S.

            The ultimate parent company of the entities set forth above is Credit Suisse Group ("CSG"). CSG, for purposes of certain federal securities laws, may be deemed ultimately to control PTG, Commercial Mortgage Holding and the CSFB business unit, and CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units), may be deemed to beneficially own the Units. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of the Units owned by its direct and indirect subsidiaries.

                                    EXHIBIT A

                                PROMISSORY NOTES

                                 PROMISSORY NOTE

$500,000.00                                                   June 8, 1998
                                                        New York, New York

                  FOR VALUE RECEIVED, OAK INVESTORS, LLC, a Delaware limited liability company ("Borrower"), hereby promises to pay to CREDIT SUISSE FIRST BOSTON MORTGAGE CAPITAL LLC, a Delaware limited liability company having an address at 11 Madison Avenue, New York, New York 10010 and its successors and assigns ("Lender"), by wire transfer to Bankers Trust NYC, ABA No. 021-001-033, for the account of Credit Suisse First Boston Mortgage Capital LLC, Account No. 01-001-355, Reference No.___________________/Anne Parker, or to order or in such other manner, to such other account or at such other place as Lender may from time to time designate to Borrower in writing, the principal sum of Five Hundred Thousand and 00/100 Dollars ($500,000.00) (the "Principal Sum"), in lawful money of the United States of America, together with interest on said Principal Sum, or so much thereof as shall be outstanding hereunder from time to time, to be computed from the date hereof at the rates and in the amounts hereinafter set forth. The Principal Sum shall be reduced by any payments in reduction of principal made by Borrower from time to time.

                  Borrower hereby covenants with Lender as follows:

         SECTION 1. As used in this Note the following terms shall have the meanings provided for below:

         "Applicable Percentage" shall mean, first, 73% until the Internal Rate of Return shall be equal to 25%; and thereafter 48.5%. For the purposes of applying the Applicable Percentage to any particular sum, it is agreed and understood that Lender may be entitled to receive 73% of some portion of such sum, until the applicable Internal Rate of Return has been achieved, and thereafter 48.5% of the balance of such sum.

         "Business Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York are authorized or obligated by law or executive order to close.

         "Event of Default" shall have the meaning ascribed thereto in Section
17.

         "Gross Revenues" shall mean for any calendar month, the gross amount of all revenues actually received by Borrower during such calendar month for or with respect to its operations and assets, including, without limitation, amounts released from Permitted Reserves and which are not applied toward satisfying the cost or contingency for which the same had been reserved. Gross Revenues shall exclude the capital contributions and loans made by the members of Borrower pursuant to the LLC Agreement

         "Internal Rate of Return" shall mean, on the date of determination, the rate per annum at which all payments to Lender through such determination date must be discounted to the date of this Note to cause the present value of such payments as of the date of this Note to equal the sum of the Initial Capital Contribution (as defined in the LLC Agreement) of PTG Holdings, Inc., the principal amount of monies advanced under this Note and the present value as of the date of this Note, using the same discount rate, of the Additional Capital Contributions (as defined in the LLC Agreement), if any, made by PTG Holdings, Inc. to Borrower, pursuant to the LLC Agreement.

         "LLC Agreement" shall mean that certain Operating Agreement of Borrower, by and between PTG Holdings, Inc., a Delaware corporation, and Arlen Capital, LLC, a California limited liability company.

         "Loan Documents" shall have the meaning ascribed thereto in Section 5 below.

                                                                    /S/ DA
                                                                   Initials

         "Loan Rate" shall mean ten percent (10%) per annum, but in no event in excess of the maximum permissible interest rate then in effect in the State of New York.

         "Maturity Date" shall have the meaning ascribed thereto in Section 3 below.

         "Net Revenues" shall mean for any calendar month, the amount by which
(i) the sum of (x) Gross Revenues and (y) cash on hand, exceeds (ii) the sum of
(x) Operating Expenses for, or on account of, such calendar month, and (y) from and after the satisfaction in full of the indebtedness evidenced by this Note (other than the $1,000 principal sum described in Section 4.4), an amount sufficient to satisfy (1) any loans advanced by the members of Borrower pursuant to the LLC Agreement, (2) any unpaid Priority Return (as such term is defined in the LLC Agreement) up to the date of such computation, and (3) any unreturned capital contributions advanced by the members of Borrower pursuant to the LLC Agreement up to the date of such computation.

         "Operating Expenses" shall mean for any calendar month, all of the reasonable direct costs and expenses of Borrower's operations (including, without limitation, due diligence expenses and organizational expenses of Borrower); provided, however, that such amounts shall not exceed the amounts set forth in a budget approved by Lender, without the prior written consent of Lender. Operating Expenses shall exclude all payments of interest, additional interest, principal and other sums due under this Note.

         "Permitted Reserves" shall mean all reserves approved by Lender which, if paid currently, would constitute Operating Expenses.

         "Sale Date" shall mean the date the entirety of the Units are sold by Borrower.

         "Units" shall mean the partnership interests or other economic interests of the Target (as defined in the LLC Agreement) which have been acquired by Borrower from time to time.

     SECTION 2. INTEREST RATE. Borrower shall pay to Lender, monthly in arrears, base interest on the unpaid balance of the Principal Sum calculated on the basis of a year of 360 days for the actual number of days elapsed (i) from the date hereof through and until the Maturity Date, at the Loan Rate, and (ii) from and after the Maturity Date and until the Principal Sum and all other sums then due and payable under this Note have been paid in full, at a rate equal to the lesser of (x) six hundred (600) basis points per annum above the Loan Rate and
(y) the maximum lawful non-usurious contract rate of interest allowed by applicable law (the "Default Rate").

     SECTION 3. MATURITY DATE. The entire unpaid balance of the Principal Sum, together with all interest accrued and unpaid thereon (including the aggregate Monthly Shortfall, and interest thereon), and all other sums then due and payable to Lender under this Note and under the Loan Documents (as hereinafter defined) shall be due and payable in full on [APRIL 30, 2,000] (which date, or such earlier date to which] /s/DA the maturity of this Note is accelerated, shall be referred to as the "Maturity Date"); PROVIDED, HOWEVER, that mandatory prepayment of all or a portion of this Note may be required under certain circumstances as provided herein; and PROVIDED, FURTHER, that upon the occurrence of an Event of Default (as hereinafter defined), at the option of Lender, the entire unpaid balance of the Principal Sum, together with all interest accrued and unpaid thereon (including the aggregate Monthly Shortfall, and interest thereon) and all other sums then due and payable hereunder or under the Loan Documents, shall become immediately due and payable.

     SECTION 4. INTEREST AND PRINCIPAL PAYMENTS; FUNDING LOSSES; CHANGES IN LAW. The Principal Sum and interest thereon shall be paid by Borrower to Lender in accordance with the further provisions of this Section 4.

         4.1 (a) On the first day of the month immediately following the date of this Note, and on the first day of each of the succeeding months thereafter to and including the Maturity Date, Borrower shall pay to Lender interest on the Principal Sum at the rate set forth in Section 2 hereof. Borrower covenants and agrees that it shall use and apply an amount equal to the Net Revenues to pay interest at the interest rate due in accordance with the terms hereof, PROVIDED, HOWEVER, that

                                                                     /s/ DA
                                                                    --------
                                                                    Initials
if and to the extent that, in any calendar month, the Net Revenues are insufficient to pay in full the installment of interest then due under this Note (the "Monthly Debt Service") in accordance with the terms of the first sentence of this Section 4.1 (the amount of such deficiency being hereinafter referred to as the"Monthly Shortfall"), then Borrower's failure to pay the Monthly Shortfall on the due date therefor shall not constitute an Event of Default hereunder or under the Loan Documents; PROVIDED, FURTHER, that Borrower shall in no event be relieved of its obligation to pay (i) so much of the scheduled installment of interest at the interest rate then payable hereunder which is equal to the available Net Revenues, and (ii) the Monthly Shortfall, it being understood and agreed that such Monthly Shortfall shall be aggregated with the Monthly Shortfall, if any, for all prior months and such sum shall itself, together with the Monthly Shortfall for all such prior months, bear interest at the interest rate then payable hereunder, compounded monthly. In the event that Net Revenues for a particular month exceed interest at the interest rate then due hereunder for such month on the sum of (x) the Principal Sum plus (y) the aggregate Monthly Shortfall (the amount of such excess, the "Monthly Excess") and there exists a Monthly Shortfall for any prior month(s), Borrower shall pay to Lender the amount of such Monthly Excess in reduction of the aggregate Monthly Shortfall remaining unpaid, together with accrued and unpaid interest thereon at the interest rate then due hereunder, compounded monthly. On the Maturity Date, or any earlier date of acceleration pursuant to this Note or any of the Loan Documents, Borrower shall pay the aggregate unpaid Monthly Shortfall and interest thereon, together with all then unpaid principal and other sums due under this Note.

         (b) In addition to the monthly payments required to be made by Borrower to Lender under the provisions of Section 4.1(a) above, commencing on the first day of the month immediately following the date of this Note, and on the first day of each of the succeeding months thereafter, to and including the Maturity Date, Borrower shall pay to Lender, FIRST, on account of and in reduction of the Principal Sum and all other sums then due and payable to Lender under this Note and under the Loan Documents (other than the $1,000 principal sum described in Section 4.4), all Net revenues until all amounts under this clause FIRST have been paid, and then SECOND, as additional interest under this Note, an amount equal to the Applicable Percentage of the Net Revenues remaining after payment in full of all sums required to be paid under Section 4.1(a) above and under clause FIRST of this Section 4.1(b). Each such monthly payment shall be accompanied by a certificate showing Borrower's calculation of Net Revenues, as aforesaid, with appropriate back-up documentation.

         4.2 [Reserved].

         4.3 On the Maturity Date, Borrower shall pay to Lender the entire unpaid balance of the Principal Sum, together with all accrued and unpaid interest thereon (including, without limitation, the aggregate Monthly Shortfall, and interest thereon).

         4.4 Anything in this Note or the Loan Documents to the contrary notwithstanding, the final $1,000 of the Principal Sum may only be paid and/or prepaid on the date (the "Payment Date") which is the earlier to occur of (i) the Maturity Date, and (ii) the Sale Date. Accordingly, such $1,000, together with all accrued and unpaid interest thereon, shall become due and payable and shall be paid on the Payment Date. Prior to the payment of such $1,000 amount, the determination of how Net Revenues are to be applied shall be made as if such $1,000 amount was to be paid only at the time of the Payment Date. For example, if on the date of any computation of Net Revenues, the unpaid balance of the Principal Sum is $500,000.00, then the calculation of Net Revenues and the determination of how such Net Revenues are to be applied, shall be made as if the outstanding Principal Sum was $499,000.00.

         SECTION 5. SECURITY. This Note is secured by, INTER ALIA, (i) a certain Pledge and Security Agreement of even date herewith by and between PTG Holdings, Inc. ("PTG") and Arlen Capital, LLC ("Arlen"), as Pledgors, and Lender, as Pledgee (the "Pledge"), and (ii) one or more UCC-1 financing statements naming Lender as the secured party thereunder (the Pledge and all other loan agreements, documents and instruments executed and delivered by Borrower, PTG or Arlen in connection with this Note, if any, as the same may be modified, amended, supplemented, restated or replaced, collectively, the "Loan Documents").

         SECTION 6. OPTIONAL ACCELERATION BY LENDER. Notwithstanding any provision in this Note to the contrary, the entire unpaid balance of the Principal Sum, together with all interest accrued and unpaid thereon and all other sums, if any, then due and payable by Borrower to Lender hereunder or under the Loan Documents, including, without limitation, a default prepayment fee equal to the Prepayment Premium (as hereinafter defined), shall become

                                                                       /s/ DA
                                                                      ---------
                                                                      Initials
due and payable, at Lender's election (i) upon the Sale of the Units, or any portion thereof, without the prior written consent of Lender, (ii) upon the dissolution of Borrower, and/or (iii) upon the occurrence of any other Event of Default.

                  As used herein, the term "Prepayment Premium" shall mean, on the date of determination, the amount by which (i) the fair market value of the Units, exceeds (ii) the purchase price paid by Borrower for the Units, PROVIDED, HOWEVER, that nothing contained herein shall be construed to permit Borrower to sell the Units without Lender's prior written consent. Any dispute between Borrower and Lender regarding the fair market value of the Units or the purchase price incurred by Borrower therefor, shall be determined by binding arbitration at New York, New York, in accordance with the rules of the American Arbitration Association and judgment entered upon the award rendered may be enforced by appropriate judicial action. The arbitration shall be conducted by one qualified arbitrator agreed to by both parties within thirty (30) days following notice by one party that it desires that the matter be arbitrated. If the parties are unable to agree upon a qualified arbitrator, then one qualified arbitrator shall be selected by the New York Office of the American Arbitration Association. If awarded in the discretion of the arbitrator, the losing party shall bear any fees and expenses of the arbitrator.

                  SECTION 7. NO PREPAYMENT BY BORROWER. The outstanding Principal Sum evidenced by this Note may be prepaid in whole, but not in part, only upon and simultaneously with a Sale of the Units for which the prior written consent of Lender shall have been received by Borrower (an "Approved Sale"), upon at least ten (10) days' prior written notice to Lender, provided that Borrower pays to Lender at the same time (i) all interest accrued and unpaid on the Principal Sum to and including the date of such payment, (ii) all other sums, if any, then due and payable by Borrower to Lender hereunder and under the Loan Documents, and (iii) in order to compensate Lender for the loss of additional interest which might otherwise have been payable by Borrower pursuant to Section 4.1(b) above, the Prepayment Premium; provided further, however, that no Prepayment Premium shall be payable on or by reason of the prepayment of the Principal Sum out of the proceeds of an Approved Sale from which Lender shall have received all amounts due and payable to Lender pursuant to Section 4 of this Note.

                  SECTION 8. LATE CHARGE. If payments of principal and/or interest, or any other amounts due under this Note are not timely made or remain overdue for a period of five (5) days (determined, in the case of the Monthly Shortfall, if any, only after taking into consideration the provisions of
Section 4.1(a) above), Borrower shall pay to Lender, promptly on demand, in order to compensate Lender for expenses incurred by reason of such late payment (and in addition to all other sums payable hereunder), a late payment fee equal to four percent (4%) of each delinquent payment. Such late payment fee shall be in addition to, and shall in no way limit, any and all other rights and remedies provided for in this Note or in the Loan Documents which secure this Note, as well as any and all remedies provided by law.

                  SECTION 9. BORROWER'S WAIVERS. Borrower, for itself and its successors and assigns and any endorsers and guarantors of this Note from time to time, hereby waives presentment for payment, demand, notice of dishonor, protest, notice of protest and any other notice Borrower may lawfully waive and any and all lack of diligence or delays in the collection or enforcement hereof, and waives and renounces all rights to the benefits of any statute of limitations and any moratorium, appraisal, exemption and homestead rights now provided or which may hereafter be provided by any federal or state statute, including, but not limited to, exemptions provided or allowed under the Bankruptcy Reform Act of 1978, as amended, both as to itself and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Note and any and all extensions, renewals and modifications hereof. Borrower consents to any extension of time of payment hereof, release of all or any part of the security for the payment of this obligation, and release of any party liable for payment of this obligation, by Lender, from time to time, and any such extension or release may be made without notice to any party and without discharging any party's liability hereunder.

                  SECTION 10. NO WAIVER BY LENDER. No failure on the part of Lender to exercise, and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Note preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

                                                                       /s/ DA
                                                                       --------
                                                                       Initials

                  SECTION 11. WAIVER OF TRIAL BY JURY. BORROWER WAIVES AND COVENANTS THAT BORROWER WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION BROUGHT ON, UNDER OR BY VIRTUE OF THIS NOTE OR IN ANY WAY CONNECTED TO THIS NOTE.

                  SECTION 12. GOVERNING LAW. The provisions of this Note shall be governed by and construed and interpreted in accordance with the substantive laws of the State of New York applicable to agreements made and to be performed entirely within such State.

                  SECTION 13. SEVERABILITY. The invalidity, illegality or unenforceability of any provision of this Note shall not affect or impair the validity, legality or enforceability of the remainder of this Note, and to this end, the provisions of this Note are declared to be severable.

                  SECTION 14. NOTICES. Any notice, demand, consent, approval, request, direction or other communication (any "Notice") required or permitted hereunder or under any other documents in connection herewith shall be in writing and shall be directed as follows:

                  If to Borrower:           OAK INVESTORS, LLC
                                            c/o Arlen Capital, LLC
                                            1650 Hotel Circle North, Suite 200
                                            San Diego, CA 92108
                                            Attn: Don Augustine
                                            Telephone No.: 619-686-2002
                                            Facsimile No.: 619-686-2056

                                            with a copy to:

                                            PTG Holdings, Inc.
                                            11 Madison Avenue
                                            New York, NY  10010-3629
                                            Attention:  Mr. David Loo
                                            Telephone No.:  (212) 325-3974
                                            Facsimile No.:  (212) 325-8064

                  If to Lender:             CREDIT SUISSE FIRST BOSTON
                                            MORTGAGE CAPITAL LLC
                                            11 Madison Avenue
                                            New York, New York 10010
                                            Attn: Richard Ortiz
                                            Telephone No.:  (212) 325-3042
                                            Facsimile No. (212) 325-8064

or to such changed address or changed telephone or facsimile number as a party hereto shall designate to the other parties hereto from time to time in writing, provided, however, that notices of change of address, or telephone or facsimile number shall only be effective upon receipt.

         Notices shall be (i) personally delivered (including delivery by Federal Express or other comparable nationwide overnight courier service) to the offices set forth above, in which case they shall be deemed delivered on the date of delivery (or the first Business Day thereafter if delivered on Saturday, Sunday or a legal holiday) to said offices; (ii) sent by certified mail, return receipt requested, in which case they shall be deemed delivered three (3) days after the date of deposit in the U.S. Mail; or (iii) sent by means of a facsimile transmittal machine, in which case they shall be deemed delivered (x) on the Business Day so sent, if so sent prior to 4:00 p.m. (based upon the recipient's time) of the Business Day so sent, and (y) on the Business Day following the day so sent, if so sent on a non-Business Day or on or after 4:00 p.m. (based upon the recipient's time) of the Business Day so sent (unless actually received by the addressee on the day

                                                                       /s/ DA
                                                                       --------
                                                                       Initials
so sent), provided that any notice sent by facsimile shall be accompanied by a confirmatory notice sent within 48 hours by one of the other methods for the giving of notice set forth in this Section 14.

         SECTION 15. SUCCESSORS AND ASSIGNS. The provisions of this Note shall bind Borrower and its successors and assigns and inure to the benefit of Lender and its successors and assigns.

         SECTION 16. MISCELLANEOUS.

         16.1 This Note may not be changed, amended, modified or discharged orally, but only by an instrument signed by Borrower and Lender, and may be waived only by an instrument in writing signed by the party waiving compliance.

         16.2 If any attorney is engaged: (i) to collect or attempt to collect the Principal Sum, the interest thereon or any other payment due Lender hereunder or under the Loan Documents, whether or not legal proceedings are thereafter instituted by Lender; (ii) to represent Lender in any bankruptcy, reorganization, receivership or other proceedings affecting creditors' rights and involving a claim under this Note; (iii) to protect the lien of the Loan Documents; (iv) to represent Lender in any other proceedings whatsoever in connection with this Note or the Loan Documents following an Event of Default, including post judgment proceedings to enforce any judgment; or (v) in connection with seeking an out-of-court workout or settlement of any of the foregoing, then Borrower shall pay to Lender all reasonable costs, attorneys' fees and expenses in connection therewith, in addition to all other amounts due hereunder.

         16.3 Anything in this Note to the contrary notwithstanding, in no event shall Borrower be obligated to make any payment of interest or late charges, and in no event shall Lender be entitled to receive payment of any such interest or charges, if and to the extent that such payment would violate any usury laws of the State of New York applicable to this Note. If payment of any such interest or charges is made by Borrower and received by Lender and such payment is in violation of such usury laws, the portion of such payment which exceeds the maximum allowable by or under such usury laws shall not be or be deemed to be interest or late charges, but instead shall be applied in reduction of the Principal Sum.

         SECTION 17. EVENTS OF DEFAULT. Any of the following shall constitute an "Event of Default" under this Note: (i) if Borrower shall fail to make any payment under this Note as and when due hereunder, (ii) the occurrence of any default under the Pledge, or (iii) the occurrence of any other default under the Loan Documents, after giving effect to any applicable grace or cure period.


                                                                       /s/ DA
                                                                       --------
                                                                       Initials

         SECTION 18. EXCULPATION OF LENDER. Borrower agrees that the obligations, if any, of Lender under or with respect to this Note do not constitute personal obligations of the members, officers or employees of Lender (collectively, the "Released Parties"), and shall not create or involve any claim against, or any personal liability on the part of, any of the Released Parties and that Borrower or any persons claiming by or under Borrower shall look solely to the assets of Lender for satisfaction of any liability of the Released Parties or any of them to Borrower.

         SECTION 19. EXCULPATION OF BORROWER'S MEMBERS. Lender agrees that the obligations of Borrower under or with respect to this Note do not constitute personal obligations of the members, managers, officers or employees of Borrower or any members, managers, officers or employees of Borrower's Manager (collectively, the "Borrower Released Parties"), and shall not create or involve any claim against, or any personal liability on the part of, any of the Borrower Released Parties and that Lender or any persons claiming by or under Lender shall look solely to the assets of Borrower for satisfaction of any liability of the Borrower Released Parties or any of them to Lender. The provisions of this Section shall not, however, (i) constitute a waiver, release or impairment of any obligation evidenced or secured by this Note, or (ii) affect the validity or enforceability of any guaranty securing this Note or any rights or remedies of Lender thereunder.

         SECTION 20. CONSENT TO JURISDICTION; PROCESS. BORROWER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE OR FEDERAL COURT SITTING IN NEW YORK COUNTY OVER ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE. LENDER MAY IN ITS SOLE DISCRETION, ELECT THE STATE OF NEW YORK, NEW YORK COUNTY, OR THE UNITED STATES OF AMERICA, FEDERAL DISTRICT COURT HAVING JURISDICTION OVER NEW YORK COUNTY, AS THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING. BORROWER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO SUCH VENUE AS BEING AN INCONVENIENT FORUM. IN ANY SUIT, ACTION OR PROCEEDING AGAINST BORROWER, SERVICE OF PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO ITS ADDRESS SET FORTH IN SECTION 14 HEREOF. NOTHING IN THIS SECTION SHALL AFFECT LENDER'S RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW, OR LIMIT LENDER'S RIGHT TO BRING PROCEEDINGS AGAINST BORROWER IN THE COURTS OF ANY OTHER JURISDICTION.

         IN WITNESS WHEREOF, Borrower has executed and delivered this Note as of the day and year first set forth above.

                                     OAK INVESTORS, LLC,

                                      a Delaware limited liability company

                                      By: Arlen Capital, LLC, Manager

                                      By:  /s/ Don Augustine
                                          ------------------------------------
                                          Don Augustine, Manager


                                                                       /s/ DA
                                                                       --------
                                                                       Initials
                                       7

                       FIRST AMENDMENT TO PROMISSORY NOTE

                  THIS FIRST AMENDMENT TO PROMISSORY NOTE (this "First Amendment") is made as of the 16th day of November, 1998 by and between OAK INVESTORS, LLC, a Delaware limited liability company having an office c/o Arlen Capital, LLC, 1650 Hotel Circle North, Suite 200, San Diego, CA 92108 ("Borrower"), and CREDIT SUISSE FIRST BOSTON MORTGAGE CAPITAL LLC, a Delaware limited liability company having an office at 11 Madison Avenue, New York, New York 10010 ("Lender").

                              W I T N E S S E T H :

                  WHEREAS, Lender is the owner and holder of a certain promissory note dated June 8, 1998 from Borrower to Lender, in the original principal amount of $500,000.00 (the "Note");

                  WHEREAS, Lender has agreed to make an additional loan to Borrower in the original principal amount of up to $8,000,000.00, which loan is to be evidenced by a promissory note of even date herewith made by Borrower to Lender (the "Senior Note"); and

                  WHEREAS, Lender and Borrower desire to amend the Note in order to reflect the existence of the Senior Note and as otherwise hereinafter set forth.

                  NOW, THEREFORE, in consideration of the respective covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1. Capitalized terms used and not defined in this First Amendment shall have the meanings given them in the Note.

         2. Effective as of the date of the Note, the Note shall be amended as follows:

                  (1) The definition of "Applicable Percentage" in Section 1 of the Note is hereby deleted in its entirety and the following is substituted therefor:

                           "'Applicable Percentage' in Section 1 of the Note shall mean, first 75% until the Internal Rate of Return shall be equal to 25%; and thereafter 50%. For the purposes of applying the Applicable Percentage to any particular sum, it is agreed and understood that Lender may be entitled to receive 75% of some portion of such sum, until the applicable Internal Rate of Return has been achieved, and thereafter 50% of the balance of such sum."

                  (2) The definition of "Internal Rate of Return" in Section 1 of the Note is hereby deleted in its entirety and the following is substituted therefor:

                           "'Internal Rate of Return' shall mean, on the date of determination, the rate per annum at which all payments to Lender through such determination date must be discounted to the date of the first advance under this Note to cause the present value of such payments as of the date of such first advance to equal the sum of (i) the Initial Capital Contribution (as defined in the LLC Agreement) of PTG Holdings, Inc., (ii) the principal amount of monies advanced under this Note, (iii) the principal amount of monies advanced under the Senior Note, and (iv) the present value as of the date of the first advance under this Note, using the same discount rate, of any additional Capital Contributions made by PTG

                           Holdings, Inc. to Borrower pursuant to the LLC Agreement. For purposes of this definition, any advance or payment occurring at any time during a month shall be discounted from the date so made or paid through the determination date."

                  (3) The definition of "Operating Expenses" in Section 1 of the Note is hereby deleted in its entirety and the following is substituted therefor:

                           "'Operating Expenses' shall mean for any calendar month, all of the reasonable direct costs and expenses of Borrower's operations (including, without limitation, due diligence expenses and organizational expenses of Borrower), and all payments of interest, principal and other sums due under the Senior Note; provided, however, that such amounts shall not exceed the amounts set forth in a budget approved by Lender, without the prior written consent of Lender. Operating Expenses shall exclude all payments of interest, additional interest, principal and other sums due under this Note."

                  (4) The following definition shall be added to Section 1 of the Note immediately following the definition of "Sale Date":

                           "'Senior Note' shall mean that certain Promissory Note dated November 16TH, 1998 made by Borrower in favor of Lender in the original principal amount of up to $8,000,000.00, as the same may be amended, restated, consolidated, replaced, substituted, modified, increased, extended or supplemented from time to time."

                  (5) Anything in Section 4.1 of the Note to the contrary notwithstanding, effective from and after the date hereof, all payments of interest, additional interest and principal due under the Note shall be payable on the eleventh (11th) day of each month during the term of the Note (each, a "Payment Date"); PROVIDED, HOWEVER, that for purposes of making payments under the Note, but not for purposes of calculating interest accrual periods, if the eleventh (11th ) day of a given month is not a Business Day, then amounts due on the Payment Date for such month shall be due on the next succeeding Business Day. All amounts due under the Note shall be payable without setoff, counterclaim or any other deduction whatsoever.

                  (6) Section 5 of the Note is hereby amended by adding the words ", as amended by First Amendment to Pledge Agreement dated as of November 16TH, 1998 by and among said parties" immediately following the words "as Pledgee" on the third line thereof, and by adding the words "and
(iii) a certain Security and Pledge Agreement dated November 16TH, 1998 by and between Borrower and Lender" immediately following the words "secured party thereunder" on the fifth line thereof.

                  (7) The following sentence shall be added to Section 7 of the Note at the end thereof:

                                    "Any prepayment prior to April 30, 2000 on a date other than a Payment Date shall, in all events, include interest through the following Payment Date."

                  (8) The words "for a period of five (5) days "on the second and third lines of Section 8 of the Note are hereby deleted in their entirety.

         3. Borrower hereby represents and warrants that there exist no causes of action, offsets, claims, counterclaims or defenses with respect to its obligations under the Note.

         4. The Note, as modified hereby, is hereby ratified and confirmed in all respects, and the Note, as so modified, shall continue in full force and effect in accordance with its terms.

         5. This First Amendment shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns.

         6. This First Amendment constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and cannot be modified or amended except in writing signed by the parties hereto.

         7. This First Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed wholly within such State.

         8. The provisions of Sections 18 and 19 of the Note shall apply to this First Amendment as if fully set forth herein and as if said provisions referred to this First Amendment as well as to the Note.

         9. This First Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

                  IN WITNESS WHEREOF, Borrower and Lender have caused this First Amendment to be duly executed and delivered as of the day and year first above written.

                                            BORROWER:

                                            OAK INVESTORS, LLC

                                            By: Arlen Capital, LLC

                                                 By: /s/ Don Augustine
                                                     -----------------
                                        Name:  Don Augustine
                                                        Title:   Manager



                                            LENDER:

                                            CREDIT SUISSE FIRST BOSTON
                                            MORTGAGE CAPITAL LLC

                                            By:
                                                ----------------------
                                                  Name:  David Loo
                                                  Title:    Director

STATE OF CALIFORNIA        )
                     ss.:
COUNTY OF SAN DIEGO )

                  On the 16th day of November, 1998, before me personally came Don Augustine to me known, who, being by me duly sworn, did depose and say that he has an address at 1650 Hotel Circle North, Suite 200, San Diego, California, that he is the Manager of Arlen Capital, LLC, a California limited liability company which is the Manager of Oak Investors, LLC, the Delaware limited liability company described in and which executed the foregoing instrument; that the execution of the foregoing instrument by Arlen Capital, LLC was duly authorized according to the Limited Liability Company Agreement of Oak Investors, LLC; and that he has the authority to and did execute the foregoing instrument as the act and deed of Arlen Capital, LLC as Manager of said limited liability company.

         [Notary Stamp]                          /s/  Marlowe B. Kayce
                                              ---------------------------
                                                            Notary Public

STATE OF NEW YORK   )
                ss.:
COUNTY OF NEW YORK  )

                  On the ____ day of November, 1998, before me personally came David Loo to me known, who, being by me duly sworn, did depose and say that he has an address at 11 Madison Avenue, New York, New York, that he is a Director of Credit Suisse First Boston Mortgage Capital LLC, the Delaware limited liability company described in and which executed the foregoing instrument; that the execution of the foregoing instrument was duly authorized according to the Limited Liability Company Agreement of Credit Suisse First Boston Mortgage Capital LLC; and that he has the authority to and did execute the foregoing instrument as the act and deed of said limited liability company.


                                       -------------------------------
                                                 Notary Public

                       SECOND AMENDMENT TO PROMISSORY NOTE

     THIS SECOND AMENDMENT TO PROMISSORY NOTE (this "Second Amendment") is made as of the 28th day of December, 1999 by and between OAK INVESTORS, LLC, a Delaware limited liability company having an office c/o Arlen Capital, LLC, 1650 Hotel Circle North, Suite 200, San Diego, CA 92108 ("Borrower"), and CREDIT SUISSE FIRST BOSTON MORTGAGE CAPITAL LLC, a Delaware limited liability company having an office at 11 Madison Avenue, New York, New York 10010 ("Lender").

                              W I T N E S S E T H :

     WHEREAS, Lender is the owner and holder of a certain promissory note dated June 8, 1998 from Borrower to Lender, in the original principal amount of $500,000.00 which Note was heretofore amended by First Amendment to Promissory Note dated as of November 16, 1998 (as so amended, the "Note"); and

     WHEREAS, Lender and Borrower desire to amend the Note in order to evidence the extension of the Maturity Date thereunder, and as otherwise hereinafter set forth.

     NOW, THEREFORE, in consideration of the respective covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1. Capitalized terms used and not defined in this Second Amendment shall have the meanings given them in the Note.

     2. Effective as of the date hereof, the references to "April 30, 2000" in Sections 3 and 7 of the Note are hereby deleted in their entirety and the word and numbers "April 30, 2001" shall be substituted therefor. Accordingly, all references in the Note to the Maturity Date shall hereafter mean April 30, 2001, or such earlier date to which the maturity of the Note is accelerated following the occurrence of an Event of Default or otherwise.

     3. Borrower hereby represents and warrants that there exist no causes of action, offsets, claims, counterclaims or defenses with respect to its obligations under the Note.

     4. The Note, as modified hereby, is hereby ratified and confirmed in all respects, and the Note, as so modified, shall continue in full force and effect in accordance with its terms.

     5. This Second Amendment shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns.

     6. This Second Amendment constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and cannot be modified or amended except in writing signed by the parties hereto.

     7. This Second Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed wholly within such State.

     8. This Second Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     IN WITNESS WHEREOF, Borrower and Lender have caused this Second Amendment to be duly executed and delivered as of the day and year first above written.

                                       BORROWER:

                                       OAK INVESTORS, LLC

                                       By: Arlen Capital, LLC


                                       By: /s/ Don Augustine
                                           ------------------------------------
                                           Name: Don Augustine
                                           Title: Manager

                                       LENDER:

                                       CREDIT SUISSE FIRST BOSTON
                                       MORTGAGE CAPITAL LLC


                                       By:
                                           ------------------------------------
                                           Name: David Loo
                                           Title: Director

STATE OF CALIFORNIA )
                    ss.:
COUNTY OF SAN DIEGO )

     On the 28th day of December, 1999, before me, the undersigned, a notary public in and for said State, personally appeared Don Augustine personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

[notary stamp]                                    /s/ [ILLEGIBLE]
                                       ------------------------------------
                                                   Notary Public



STATE OF NEW YORK  )
                   ss.:
COUNTY OF NEW YORK )

     On the ____ day of January, 2000, before me, the undersigned, a notary public in and for said State, personally appeared David Loo personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

                                       ------------------------------------
                                                   Notary Public

                                 PROMISSORY NOTE

$8,000,000.00                                         November 16TH, 1998
                                                       New York, New York

                  FOR VALUE RECEIVED, OAK INVESTORS, LLC, a Delaware limited liability company ("Borrower"), hereby promises to pay to CREDIT SUISSE FIRST BOSTON MORTGAGE CAPITAL LLC, a Delaware limited liability company having an address at 11 Madison Avenue, New York, New York 10010 and its successors and assigns ("Lender"), by wire transfer to Bankers Trust NYC, ABA No. 021-001-033, for the account of Credit Suisse First Boston Mortgage Capital LLC, Account No. 01-001-355, Reference No.___________________/Michael J. Arman, or to order or in such other manner, to such other account or at such other place as Lender may from time to time designate to Borrower in writing, the principal sum of Eight Million and 00/100 Dollars ($8,000,000.00) or such lesser amount as may have been advanced hereunder (the "Principal Sum"), in lawful money of the United States of America, together with interest on said Principal Sum, or so much thereof as shall be outstanding hereunder from time to time, to be computed from the date hereof at the rates and in the amounts hereinafter set forth. The Principal Sum shall be reduced by any payments in reduction of principal made by Borrower from time to time.

                  Borrower hereby covenants with Lender as follows:

                  SECTION 1. As used in this Note the following terms shall have the meanings provided for below:

                                 "Business Day" shall mean each Monday,
Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York are authorized or obligated by law or executive order to close.

                                 "Event of Default" shall have the meaning
ascribed thereto in Section 17.

                                 "Gross Revenues" shall mean for any calendar
month, the gross amount of all revenues actually received by Borrower during such calendar month for or with respect to its operations and assets, including, without limitation, amounts released from Permitted Reserves and which are not applied toward satisfying the cost or contingency for which the same had been reserved. Gross Revenues shall exclude the capital contributions and loans made by the members of Borrower pursuant to the LLC Agreement.

                                 "LLC Agreement" shall mean that certain
Operating Agreement of Borrower, by and between PTG Holdings, Inc., a Delaware corporation, and Arlen Capital, LLC, a California limited liability company.

                                 "Loan Documents" shall have the meaning
ascribed thereto in Section 5 below.

                                 "Loan Rate" shall mean ten percent (10%) per
annum, but in no event in excess of the maximum permissible interest rate then in effect in the State of New York.

                                 "Maturity Date" shall have the meaning
ascribed thereto in Section 3 below.

                                                            /s/ DA

                                 "Net Revenues" shall mean for any calendar
month, the amount by which (i) the sum of (x) Gross Revenues and (y) cash on hand, exceeds (ii) Operating Expenses for, or on account of, such calendar month.

                                 "Operating Expenses" shall mean for any
calendar month, all of the reasonable direct costs and expenses of Borrower's operations (including, without limitation, due diligence expenses and organizational expenses of Borrower); provided, however, that such amounts shall not exceed the amounts set forth in a budget approved by Lender, without the prior written consent of Lender. Operating Expenses shall exclude all payments of interest, additional interest, principal and other sums due under this Note.

                                 "Permitted Reserves" shall mean all reserves
approved by Lender which, if paid currently, would constitute Operating
Expenses.

                                 "Sale Date" shall mean the date the entirety
of the Units are sold by Borrower.

                                 "Subordinate Note" shall mean that certain
Promissory Note dated June 8, 1998 made by Borrower to the order of Lender in the original principal amount of $500,000.00.

                                 "Units" shall mean the partnership interests
or other economic interests of the Target (as defined in the LLC Agreement) which have been acquired by Borrower from time to time.

                  SECTION 2. INTEREST RATE. Borrower shall pay to Lender, monthly in arrears, base interest on the unpaid balance of the Principal Sum calculated on the basis of a year of 360 days for the actual number of days elapsed (i) from the date hereof through and until the Maturity Date, at the Loan Rate, and (ii) from and after the Maturity Date and until the Principal Sum and all other sums then due and payable under this Note have been paid in full, at a rate equal to the lesser of (x) six hundred (600) basis points per annum above the Loan Rate and (y) the maximum lawful non-usurious contract rate of interest allowed by applicable law (the "Default Rate").

                  SECTION 3. MATURITY DATE. The entire unpaid balance of the Principal Sum, together with all interest accrued and unpaid thereon (including the aggregate Monthly Shortfall, and interest thereon), and all other sums then due and payable to Lender under this Note and under the Loan Documents (as hereinafter defined) shall be due and payable in full on April 30, 2000; PROVIDED, HOWEVER, that mandatory prepayment of all or a portion of this Note may be required under certain circumstances as provided herein; and PROVIDED, FURTHER, that upon the occurrence of an Event of Default (as hereinafter defined), at the option of Lender, the entire unpaid balance of the Principal Sum, together with all interest accrued and unpaid thereon (including the aggregate Monthly Shortfall, and interest thereon) and all other sums then due and payable hereunder or under the Loan Documents, shall become immediately due and payable (April 30, 2000, or such earlier date to which the maturity of this Note is accelerated following the occurrence of an Event of Default or otherwise, shall be referred to as the "Maturity Date").

                  SECTION 4. INTEREST AND PRINCIPAL PAYMENTS; FUNDING LOSSES; CHANGES IN LAW. The Principal Sum and interest thereon shall be paid by Borrower to Lender in accordance with the further provisions of this
Section 4.

                          4.1      (a) On the eleventh day of the month
immediately following the date of this Note, and on the eleventh day of each of the succeeding months thereafter to and including the Maturity Date (each, a "Payment Date"), Borrower shall pay to Lender interest on the Principal Sum at the rate set forth in Section 2 hereof. Borrower covenants and agrees that it shall use and apply an amount equal to the Net Revenues to pay interest at the interest rate due in accordance with the terms hereof, PROVIDED, HOWEVER, that if and to the extent that, in any calendar month, the Net Revenues are insufficient to pay in full the installment of interest then due under this Note (the "Monthly Debt Service") in accordance with the terms of the first sentence of this Section 4.1 (the amount

                                                          /s/ DA
of such deficiency being hereinafter referred to as the"Monthly Shortfall"), then Borrower's failure to pay the Monthly Shortfall on the due date therefor shall not constitute an Event of Default hereunder or under the
Loan Documents; PROVIDED, FURTHER, that Borrower shall in no event be relieved of its obligation to pay (i) so much of the scheduled installment of interest at the interest rate then payable hereunder which is equal to the available Net Revenues, and (ii) the Monthly Shortfall, it being understood and agreed that such Monthly Shortfall shall be aggregated with the Monthly Shortfall, if any, for all prior months and such sum shall itself, together with the Monthly Shortfall for all such prior months, bear interest at the interest rate then payable hereunder, compounded monthly. In the event that Net Revenues for a particular month exceed interest at the interest rate then due hereunder for such month on the sum of (x) the Principal Sum plus (y) the aggregate Monthly Shortfall (the amount of such excess, the "Monthly Excess") and there exists a Monthly Shortfall for any prior month(s), Borrower shall pay to Lender the amount of such Monthly Excess in reduction of the aggregate Monthly Shortfall remaining unpaid, together with accrued and unpaid interest thereon at the interest rate then due hereunder, compounded monthly. On the Maturity Date, or any earlier date of acceleration pursuant to this Note or any of the Loan Documents, Borrower shall pay the aggregate unpaid Monthly Shortfall and interest thereon, together with all then unpaid principal and other sums due under this Note.

                                   (b) In addition to the monthly payments
required to be made by Borrower to Lender under the provisions of Section 4.1(a) above, commencing on the eleventh day of the month immediately following the date of this Note, and on the eleventh day of each of the succeeding months thereafter, to and including the Maturity Date, Borrower shall pay to Lender, on account of and in reduction of the Principal Sum and all other sums then due and payable to Lender under this Note and under the Loan Documents, until paid, all Net Revenues for the immediately preceding calendar month remaining after payment in full of all sums required to be paid under Section 4.1(a) above and under Section 4.1(a) of the Subordinate Note. Each such monthly payment shall be accompanied by a certificate showing Borrower's calculation of Net Revenues, as aforesaid, with appropriate back-up documentation.

                          4.2      For purposes of making payments hereunder,
but not for purposes of calculating interest accrual periods, if the eleventh
(11th) day of a given month is not a Business Day, the amounts due on the Payment Date for such month shall be due on the next succeeding Business Day. All amounts due under this Note shall be payable without setoff, counterclaim or any other deduction whatsoever.

                          4.3      On the Maturity Date, Borrower shall pay
to Lender the entire unpaid balance of the Principal Sum, together with all accrued and unpaid interest thereon (including, without limitation, the aggregate Monthly Shortfall, and interest thereon).

                  SECTION 5. SECURITY. This Note is secured by, INTER ALIA, (i) a certain Security and Pledge Agreement of even date herewith by and between Borrower, as Pledgor, and Lender, as Pledgee (the "Security Agreement"), (ii) a certain Pledge and Security Agreement dated June 18, 1998 by and between PTG Holdings, Inc. ("PTG") and Arlen Capital, LLC ("Arlen"), as Pledgors, and Lender, as Pledgee, as amended by First Amendment to Pledge Agreement of even date herewith by and among said parties (as so amended, the "Pledge"), and (ii) one or more UCC-1 financing statements naming Lender as the secured party thereunder (the Security Agreement, the Pledge and all other loan agreements, documents and instruments executed and delivered by Borrower, PTG or Arlen in connection with this Note, if any, as the same may be modified, amended, supplemented, restated or replaced, collectively, the "Loan Documents").

                  SECTION 6. OPTIONAL ACCELERATION BY LENDER. Notwithstanding any provision in this Note to the contrary, the entire unpaid balance of the Principal Sum, together with all interest accrued and unpaid thereon and all other sums, if any, then due and payable by Borrower to Lender hereunder or under the Loan Documents, shall become due and payable, at Lender's election (i) upon the Sale of the Units, or any portion thereof, without the prior written consent of Lender, (ii) upon the dissolution of Borrower, and/or (iii) upon the occurrence of any other

                                                            /s/ DA

Event of Default.

                  SECTION 7. PREPAYMENT BY BORROWER. The outstanding Principal Sum evidenced by this Note may be prepaid in whole, but not in part, only upon and simultaneously with a sale of the Units for which the prior written consent of Lender shall have been received by Borrower (an "Approved Sale"), upon at least ten (10) days' prior written notice to Lender, provided that Borrower pays to Lender at the same time (i) all interest accrued and unpaid on the Principal Sum to and including the date of such payment, (ii) all other sums, if any, then due and payable by Borrower to Lender hereunder and under the Loan Documents. Any prepayment prior to April 30, 2000 on a date other than a Payment Date shall, in all events, include interest through the following Payment Date.

                  SECTION 8. LATE CHARGE. If payments of principal and/or interest, or any other amounts due under this Note are not timely made or remain overdue (determined, in the case of the Monthly Shortfall, if any, only after taking into consideration the provisions of Section 4.1(a) above), Borrower shall pay to Lender, promptly on demand, in order to compensate Lender for expenses incurred by reason of such late payment (and in addition to all other sums payable hereunder), a late payment fee equal to four percent (4%) of each delinquent payment. Such late payment fee shall be in addition to, and shall in no way limit, any and all other rights and remedies provided for in this Note or in the Loan Documents which secure this Note, as well as any and all remedies provided by law.

                  SECTION 9. BORROWER'S WAIVERS. Borrower, for itself and its successors and assigns and any endorsers and guarantors of this Note from time to time, hereby waives presentment for payment, demand, notice of dishonor, protest, notice of protest and any other notice Borrower may lawfully waive and any and all lack of diligence or delays in the collection or enforcement hereof, and waives and renounces all rights to the benefits of any statute of limitations and any moratorium, appraisal, exemption and homestead rights now provided or which may hereafter be provided by any federal or state statute, including, but not limited to, exemptions provided or allowed under the Bankruptcy Reform Act of 1978, as amended, both as to itself and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Note and any and all extensions, renewals and modifications hereof. Borrower consents to any extension of time of payment hereof, release of all or any part of the security for the payment of this obligation, and release of any party liable for payment of this obligation, by Lender, from time to time, and any such extension or release may be made without notice to any party and without discharging any party's liability hereunder.

                  SECTION 10. NO WAIVER BY LENDER. No failure on the part of Lender to exercise, and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Note preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

                  SECTION 11. WAIVER OF TRIAL BY JURY. BORROWER WAIVES AND COVENANTS THAT BORROWER WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION BROUGHT ON, UNDER OR BY VIRTUE OF THIS NOTE OR IN ANY WAY CONNECTED TO THIS NOTE.

                  SECTION 12. GOVERNING LAW. The provisions of this Note shall be governed by and construed and interpreted in accordance with the substantive laws of the State of New York applicable to agreements made and to be performed entirely within such State.

                  SECTION 13. SEVERABILITY. The invalidity, illegality or unenforceability of any provision of this Note shall not affect or impair the validity, legality or enforceability of the remainder of this Note, and to this end, the provisions of this Note are declared to be severable.

                                                                   /s/ DA

                  SECTION 14. NOTICES. Any notice, demand, consent, approval, request, direction or other communication (any "Notice") required or permitted hereunder or under any other documents in connection herewith shall be in writing and shall be directed as follows:

                  If to Borrower:   OAK INVESTORS, LLC
                                            c/o Arlen Capital, LLC
                                            1650 Hotel Circle North, Suite 200
                                            San Diego, CA 92108
                                            Attn: Don Augustine
                                            Telephone No.: 619-686-2002
                                            Facsimile No.: 619-686-2056

                                            with a copy to:

                                            PTG Holdings, Inc.
                                            11 Madison Avenue
                                            New York, NY  10010-3629
                                            Attention:  Mr. David Loo
                                            Telephone No.:  (212) 325-3974
                                            Facsimile No.:  (212) 325-8064

                  If to Lender:             CREDIT SUISSE FIRST BOSTON
                                            MORTGAGE CAPITAL LLC
                                            11 Madison Avenue
                                            New York, New York 10010
                                            Attn: Richard Ortiz
                                            Telephone No.:  (212) 325-3042
                                            Facsimile No. (212) 325-8064

or to such changed address or changed telephone or facsimile number as a party hereto shall designate to the other parties hereto from time to time in writing, provided, however, that notices of change of address, or telephone or facsimile number shall only be effective upon receipt.

         Notices shall be (i) personally delivered (including delivery by Federal Express or other comparable nation-wide overnight courier service) to the offices set forth above, in which case they shall be deemed delivered on the date of delivery (or the first Business Day thereafter if delivered on Saturday, Sunday or a legal holiday) to said offices; (ii) sent by certified mail, return receipt requested, in which case they shall be deemed delivered three (3) days after the date of deposit in the U.S. Mail; or (iii) sent by means of a facsimile transmittal machine, in which case they shall be deemed delivered (x) on the Business Day so sent, if so sent prior to 4:00 p.m. (based upon the recipient's time) of the Business Day so sent, and (y) on the Business Day following the day so sent, if so sent on a non-Business Day or on or after 4:00 p.m. (based upon the recipient's time) of the Business Day so sent (unless actually received by the addressee on the day so sent), provided that any notice sent by facsimile shall be accompanied by a confirmatory notice sent within 48 hours by one of the other methods for the giving of notice set forth in this Section 14.

                  SECTION 15. SUCCESSORS AND ASSIGNS. The provisions of this Note shall bind Borrower and its successors and assigns and inure to the benefit of Lender and its successors and assigns.

                  SECTION 16.    MISCELLANEOUS.

                                                                   /s/ DA

                          16.1    This Note may not be changed, amended,
modified or discharged orally, but only by an instrument signed by Borrower and Lender, and may be waived only by an instrument in writing signed by the party waiving compliance.

                          16.2    If any attorney is engaged: (i) to collect
or attempt to collect the Principal Sum, the interest thereon or any other payment due Lender hereunder or under the Loan Documents, whether or not legal proceedings are thereafter instituted by Lender; (ii) to represent Lender in any bankruptcy, reorganization, receivership or other proceedings affecting creditors' rights and involving a claim under this Note; (iii) to protect the lien of the Loan Documents; (iv) to represent Lender in any other proceedings whatsoever in connection with this Note or the Loan Documents following an Event of Default, including post judgment proceedings to enforce any judgment; or (v) in connection with seeking an out-of-court workout or settlement of any of the foregoing, then Borrower shall pay to Lender all reasonable costs, attorneys' fees and expenses in connection therewith, in addition to all other amounts due hereunder.

                          16.3    Anything in this Note to the contrary
notwithstanding, in no event shall Borrower be obligated to make any payment of interest or late charges, and in no event shall Lender be entitled to receive payment of any such interest or charges, if and to the extent that such payment would violate any usury laws of the State of New York applicable to this Note. If payment of any such interest or charges is made by Borrower and received by Lender and such payment is in violation of such usury laws, the portion of such payment which exceeds the maximum allowable by or under such usury laws shall not be or be deemed to be interest or late charges, but instead shall be applied in reduction of the Principal Sum.

                  SECTION 17. EVENTS OF DEFAULT. Any of the following shall constitute an "Event of Default" under this Note: (i) if Borrower shall fail to make any payment under this Note as and when due hereunder, (ii) the occurrence of any default under the Pledge or the Security Agreement or (iii) the occurrence of any other default under the Loan Documents, after giving effect to any applicable grace or cure period.

                  SECTION 18. EXCULPATION OF LENDER. Borrower agrees that the obligations, if any, of Lender under or with respect to this Note do not constitute personal obligations of the members, officers or employees of Lender (collectively, the "Released Parties"), and shall not create or involve any claim against, or any personal liability on the part of, any of the Released Parties and that Borrower or any persons claiming by or under Borrower shall look solely to the assets of Lender for satisfaction of any liability of the Released Parties or any of them to Borrower.

                  SECTION 19. EXCULPATION OF BORROWER'S MEMBERS. Lender agrees that the obligations of Borrower under or with respect to this Note do not constitute personal obligations of the members, managers, officers or employees of Borrower or any members, managers, officers or employees of Borrower's Manager (collectively, the "Borrower Released Parties"), and shall not create or involve any claim against, or any personal liability on the part of, any of the Borrower Released Parties and that Lender or any persons claiming by or under Lender shall look solely to the assets of Borrower for satisfaction of any liability of the Borrower Released Parties or any of them to Lender. The provisions of this Section shall not, however, (i) constitute a waiver, release or impairment of any obligation evidenced or secured by this Note, or (ii) affect the validity or enforceability of any guaranty securing this Note or any rights or remedies of Lender thereunder.

                  SECTION 20. CONSENT TO JURISDICTION; PROCESS. BORROWER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE OR FEDERAL COURT SITTING IN NEW YORK COUNTY OVER ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE. LENDER MAY IN ITS SOLE DISCRETION, ELECT THE STATE OF NEW YORK, NEW YORK COUNTY, OR THE UNITED STATES OF AMERICA, FEDERAL DISTRICT COURT HAVING JURISDICTION OVER NEW YORK COUNTY, AS THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING. BORROWER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT

PERMITTED BY LAW, ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO SUCH VENUE AS BEING AN INCONVENIENT FORUM. IN ANY SUIT, ACTION OR PROCEEDING AGAINST BORROWER, SERVICE OF PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO ITS ADDRESS SET FORTH IN SECTION 14 HEREOF. NOTHING IN THIS SECTION SHALL AFFECT LENDER'S RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW, OR LIMIT LENDER'S RIGHT TO BRING PROCEEDINGS AGAINST BORROWER IN THE COURTS OF ANY OTHER JURISDICTION.

                  IN WITNESS WHEREOF, Borrower has executed and delivered this Note as of the day and year first set forth above.

                                        OAK INVESTORS, LLC,
                                          a Delaware limited liability company

                                        By: Arlen Capital, LLC, Manager


                                           By:  /s/ Don Augustine
                                                -------------------------------
                                                   Name:  Don Augustine
                                                   Title: Manager

STATE OF CALIFORNIA       )
                          )  ss.:

COUNTY OF SAN DIEGO )

                  On the 16th day of November, 1998, before me personally came Don Augustine, to me known, who, being by me duly sworn, did depose and say that he has an address at 1650 Hotel Circle North - Suite 200, San Diego, California 92108, that he is the Manager of Arlen Capital, LLC, a California limited liability company which is the Manager for Oak Investors, LLC, the Delaware limited liability company described in and which executed the foregoing instrument; that the execution of the foregoing instrument by Arlen Capital, LLC was duly authorized according to the Limited Liability Company Agreement of Oak Investors, LLC; and that he has the authority to and did execute the foregoing instrument as the act and deed of Arlen Capital, LLC, as Manager of said limited liability company.


[notary stamp]                                     /s/ Marlow B. Kayce
                                                   -------------------
                                                       Notary Public

                       FIRST AMENDMENT TO PROMISSORY NOTE

     THIS FIRST AMENDMENT TO PROMISSORY NOTE (this "First Amendment") is made as of the 28th day of December, 1999 by and between OAK INVESTORS, LLC, a Delaware limited liability company having an office c/o Arlen Capital, LLC, 1650 Hotel Circle North, Suite 200, San Diego, CA 92108 ("Borrower"), and CREDIT SUISSE FIRST BOSTON MORTGAGE CAPITAL LLC, a Delaware limited liability company having an office at 11 Madison Avenue, New York, New York 10010 ("Lender").

                              W I T N E S S E T H :

     WHEREAS, Lender is the owner and holder of a certain promissory note dated November 16, 1998 from Borrower to Lender, in the original principal amount of $8,000,000.00 (the "Note"); and

     WHEREAS, Lender and Borrower desire to amend the Note in order to evidence the extension of the Maturity Date thereunder, and as otherwise hereinafter set forth.

     NOW, THEREFORE, in consideration of the respective covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1. Capitalized terms used and not defined in this First Amendment shall have the meanings given them in the Note.

     2. Effective as of the date hereof, the references to "April 30, 2000" in Sections 3 and 7 of the Note are hereby deleted in their entirety and the word and numbers "April 30, 2001" shall be substituted therefor. Accordingly all references in the Note to the Maturity Date shall hereafter mean April 30, 2001, or such earlier date to which the maturity of the Note is accelerated following the occurrence of an Event of Default or otherwise.

     3. Borrower hereby represents and warrants that there exist no causes of action, offsets, claims, counterclaims or defenses with respect to its obligations under the Note.

     4. The Note, as modified hereby, is hereby ratified and confirmed in all respects, and the Note, as so modified, shall continue in full force and effect in accordance with its terms.

     5. This First Amendment shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns.

     6. This First Amendment constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and cannot be modified or amended except in writing signed by the parties hereto.

     7. This First Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed wholly within such State.

     8. This First Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     IN WITNESS WHEREOF, Borrower and Lender have caused this First Amendment to be duly executed and delivered as of the day and year first above written.

                                       BORROWER:

                                       OAK INVESTORS, LLC

                                       By: Arlen Capital, LLC


                                       By: /s/ Don Augustine
                                           ------------------------------------
                                           Name: Don Augustine
                                           Title: Manager

                                       LENDER:

                                       CREDIT SUISSE FIRST BOSTON
                                       MORTGAGE CAPITAL LLC


                                       By:
                                           ------------------------------------
                                           Name: David Loo
                                           Title: Director

STATE OF CALIFORNIA )
                    ss.:
COUNTY OF SAN DIEGO )

     On the 28th day of December, 1999, before me, the undersigned, a notary public in and for said State, personally appeared Don Augustine personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

[notary stamp]                                    /s/ [ILLEGIBLE]
                                       ------------------------------------
                                                   Notary Public



STATE OF NEW YORK  )
                   ss.:
COUNTY OF NEW YORK )

     On the ____ day of January, 2000, before me, the undersigned, a notary public in and for said State, personally appeared David Loo personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.


                                       ------------------------------------
                                                   Notary Public

                                    EXHIBIT B

                       AGREEMENT TO FILE SINGLE STATEMENT







                                                                       /s/ DA
                                                                       --------
                                                                       Initials

                       AGREEMENT TO FILE SINGLE STATEMENT

         This agreement is entered into the 6th day of January 2000, by and among Oak Investors, LLC, a Delaware limited liability company, Arlen Capital, LLC, a California limited liability company, PTG Holdings, Inc., a Delaware corporation, Don and Barbara Augustine Family Trust, Dimension Investments, Ltd., a limited partnership and Arlen Capital, LLC Profit Sharing Plan.

                                    RECITALS

         A. The parties hereto are aligned in interest regarding the ownership and control of the Limited Partnership Depositary Units of Aetna Real Estate Associates, L.P., a Delaware Limited Partnership.

         B. The parties desire that a single Schedule 13D be filed on each of their behalf.

         NOW THEREFORE, the parties agree that a single Schedule 13D shall be filed on behalf of each of them by Oak Investors, LLC, and that all filing costs be payable by Arlen Capital, LLC.

         IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement to file Single Statement as of the day and year first written above.

PTG HOLDINGS, INC.                      OAK INVESTORS, LLC
A Delaware corporation                  a Delaware limited liability company

                                        By its Manager
By:   /s/ David J. Loo                  Arlen Capital, LLC
   ------------------------------       a California limited liability company
     David J. Loo, Vice President

DON AND BARBARA AUGUSTINE               By:   /s/ Don Augustine
FAMILY TRUST                               ----------------------------------
                                           Don Augustine, Manager

By:   /s/ Don Augustine
   ------------------------------
     Don Augustine, Trustee

ARLEN CAPITAL, LLC                      ARLEN CAPITAL, LLC
PROFIT SHARING PLAN                     a California limited liability company

                                        By its Manager, Don Augustine

By:   /S/Don Augustine
   --------------------------
     Don Augustine, Trustee

                                        By:   /s/Don Augustine
                                           ------------------------------------
                                           Don Augustine, Manager

DIMENSION INVESTMENTS, LTD.
a Utah limited partnership

By:   /s/ Lynn T. Wells
-----------------------------------
     Lynn T. Wells, General Partner



                                       2